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                                                  ------------------------------
------                                                    OMB APPROVAL
FORM 5                                            ------------------------------
------                                            OMB Number:          3235-0364
                                                  Expires:    September 30, 1998
                                                  Estimated average burden
                                                  hours per response ....... 1.0
                                                  ------------------------------




[ ] Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
[ ] Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
[ ] Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Tall          Craig               E.          Washington Mutual, Inc. ("WM")                Issuer (Check all applicable)
-------------------------------------------    ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
   1201 Third Avenue                              Number of Reporting        Month/Year          X  Officer (give    Other (specify
-------------------------------------------       Person (Voluntary)         12/31/98           ----        title ---       below)
                 (Street)                                                 -------------------               below)
  Seattle            WA              98101                                5. If Amendment,          Executive Vice President
-------------------------------------------                                  Date of Original       -------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form Filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form Filed by more than
                                                                                                ----  One Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/                 ----------------------------                         Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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   Common Stock                   10/30/98      M       2,092        A      $15.1667                            D
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   Common Stock                   10/30/98      M       7,429        A      $13.4587                            D
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   Common Stock                   10/30/98      M       3,602        A      $18.5000       239,426.72(1)        D
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   Common Stock                                                                            47,979,471(2)        I            RSIP
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*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                                                                     SEC 2270 (7/96)
                                               (Print or Type Responses)

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

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date     Expira-            Amount or
                                                               --------------- Exer-    tion       Title   Number of
                                                                (A)     (D)    cisable  Date               Shares
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   Stock Option
   (Right to Buy)            $32.875    12/15/98       A       110,000         12/15/99 12/15/08  Common   110,000
                                                                               (3)                Stock
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   Stock Option
   (Right to Buy)            $15.1667   10/30/98       M                2,092                     Common     2,092
                                                                                                  Stock
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   Stock Option
   (Right to Buy)            $13.4587   10/30/98       M                7,429                     Common     7,429
                                                                                                  Stock
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   Stock Option
   (Right to Buy)            $18.5000   10/30/98       M                3,602                     Common     3,602
                                                                                                  Stock
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Month                (Instr. 4)
                                (Instr. 4)

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                                110,000(3)                 D
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                                   0(4)                    D
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                                   0(5)                    D
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                                   0(6)                    D
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Explanation of Responses:

(1) The end-of-month total includes 140.9 shares in the second quarter and 194.99 shares in the third quarter acquired through reinvested dividends in the Washington Mutual ("WM") Restricted Stock Plan.
(2) The end-of-month total includes 136.7473 shares in the second quarter and 248.7463 shares in the third quarter acquired through reinvested dividends in the WM Retirement Savings & Investment Plan, as well as an adjustment of (39.0805) shares.
(3) Grant of option pursuant to the WM 1994 Stock Option Plan (as amended and restated as of February 17, 1998). One-third vests annually beginning on the first anniversary of the grant date.
(4) The reporting person was granted options to acquire 6,592 shares at $15.1667 per share on February 15, 1994. One third became exercisable on each of the first three anniversaries of the date of grant. The exercise price, the number of options exercised and the end of month total reported are as adjusted for the stock split.
(5) The reporting person was granted options to acquire 7,429 shares at $13.4587 per share on February 21, 1995. One third became exercisable on each of the first three anniversaries of the date of grant. The exercise price, the number of options exercised and the end of month total reported are as adjusted for the stock split.
(6) The reporting person was granted options to acquire 5,404 shares at $18.5000 per share on January 16, 1996. One third became exercisable on each of the first three anniversaries of the date of grant. The exercise price, the number of options exercised and the end of month total reported are as adjusted for the stock split.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.         /s/ Craig E. Tall           2/8/99
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.
                                                                                                                 SEC 2270 (3/91)
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